Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

DATE:	February 18, 2014
TO:	All Actavis and Forest Employees
FROM:	Paul Bisaro, Chairman & CEO, Actavis
Brent Saunders, CEO & President, Forest
RE:	Actavis and Forest Announce Combination to Create Innovative New Model in Specialty Pharmaceuticals Leadership

Actavis plc (NYSE: ACT) and Forest Laboratories, Inc. (NYSE: FRX) have reached a definitive agreement under which Actavis will acquire Forest for approximately $25 billion. The combination, if successfully completed later this year, will create a company with over $15 billion in revenue and a $7 billion North American branded pharmaceuticals business. The result will be an innovative new model in specialty pharmaceuticals leadership, with a balanced offering of strong brand and generic products; and sustainable and growing revenues, earnings and cash flow.

Over the last several years, Actavis has been transforming to become a leading global, integrated specialty pharmaceutical company focused on developing, manufacturing and distributing not only generics, but also building leading branded and biosimilar businesses. This transformational focus took a dramatic leap forward in October 2013, when Actavis completed the acquisition of Warner Chilcott plc, creating a premier global specialty pharmaceutical leader in Women’s Health, Urology, Gastroenterology (GI) and Dermatology.

What are the Benefits of the Actavis and Forest Combination?

Actavis’ specialty pharmaceutical leadership in Women’s Health and Urology, when combined with Forest’s leadership in Central Nervous System (CNS), Gastroenterology and Cardiovascular, creates a powerful foundation for building blockbuster franchises in key therapeutic categories. Additionally, the combined company will have emerging and sustainable portfolios in the Infectious Disease, Respiratory, Cystic Fibrosis and Dermatology therapeutic categories.

The combination will also significantly increase the combined company’s investment in research and development (R&D) to more than $1 billion and expand the branded pipeline to include more than a half dozen near- and mid-term R&D projects. These projects bolster the nearly two dozen products already in Actavis’ robust branded development portfolio.

The expanded portfolio would be promoted by a world-class commercial organization, including a U.S. sales force with extraordinary marketing reach with primary care physicians, psychiatrists, neurologists, infectious disease specialists, cardiologists, pulmonologists, gastroenterologists, OB-Gyns, urologists and dermatologists.

What’s Next?

This combination, which has the support of the boards of directors and the senior management teams of both companies, is subject to the approval of the shareholders of both companies. At the anticipated close of the transaction in the middle of this year, the combined company would be domiciled in Ireland, where Actavis is currently incorporated, and will be named Actavis plc. Shares of the combined company would continue to trade on the New York Stock Exchange under the ticker symbol ACT.

Management teams from both companies will work together during the review and approval periods to plan as much as possible for the first day operating as a combined company following the close.

Business as Usual

In the meantime, we will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continuing to deliver the highest quality products, with the best service to our customers; and continuing to focus on improving all that we do.

Combining our two companies will take time and hard work. But we believe that this combination represents an extraordinary opportunity to take both of our companies to a stronger, more competitive and more profitable position in the future. We hope that you share our belief in the great potential of this combination.

More information about this announcement is available on www.actavis.com, myActavis, www.OurWinningWay.com, www.frx.com and Forest intranet.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Forest Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this release to reflect new information or future events or developments.